Filed by Gold Reserve Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Gold Reserve Inc.
Commission File Number: 001-31819
Date: January 14, 2009
NR-09-03
Gold Reserve Comments on News Reports Regarding Brisas
SPOKANE, Washington, January 14, 2009
Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) has reviewed several news reports related to remarks by Venezuelan President Hugo Chavez concerning the Venezuelan government plans to jointly develop the Las Cristinas deposit and Gold Reserve’s Brisas deposit. We understand President Chavez also referred to the formation of VENRUS CA, a joint venture between Rusoro Mining Ltd.’s (“Rusoro”) (TSX-V: RML.V) and the Venezuelan government, to develop and exploit these deposits.
Gold Reserve has had no communication from the government of Venezuela with respect to this matter. Gold Reserve also notes that there has been no disclosure concerning the formation of such a joint venture by Rusoro in its public filings.
Gold Reserve has invested US $230 million in proprietary work in Brisas including amongst other things, drilling and assaying, metallurgical, geotechnical, environmental and comprehensive feasibility studies, equipment and detailed engineering for the project.
In the event that the government of Venezuela decides to proceed in this manner, Gold Reserve believes that it has alternatives to realize considerable value related to its Brisas investment. Gold Reserve could entertain an offer from the Venezuelan government or its joint venture partner to purchase the Company’s assets and proprietary work. If the purchase amount is adequate then this would be beneficial in the near term to Gold Reserve and save the purchaser several years of time in duplicating our work.
If a mutually agreeable purchase price could not be determined or other satisfactory resolution is not found then Gold Reserve has remedies to protect its investment in Brisas under Venezuela’s domestic legal system, or under bilateral investment treaties to which Venezuela is a party. In the case of accessing bilateral investment treaties, Gold Reserve would seek the recovery of its US $230 million investment, plus potential lost profits of several US $        billion.
The value of Rusoro’s proposed take-over is substantially less than the value of the Company’s net cash, equipment and Brisas investment. In its Directors’ Circular and Schedule 14D-9, the Gold Reserve Board strongly recommends that all Gold Reserve shareholders reject the Rusoro Offer and not tender their shares. Shareholders are encouraged to read the Company’s Directors’ Circular and Schedule 14D-9, which are available at www.sedar.com or www.sec.gov respectively, to carefully consider the reasons for the Board’s recommendation.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. For the Company’s periodic TSX (SEDAR) or SEC (Edgar) filings please visit our website at www.goldreserveinc.com under the Investor Relations section.
Certain statements included herein or in the Directors’ Circular may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.
Contacts:
Gold Reserve Inc.
President
A. Douglas Belanger, 509-623-1500
Fax: 509-623-1634
www.goldreserveinc.com
Dan Katcher / Steve Frankel / Andi Salas
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449